04003642

TATES
ANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8-51506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: True North Financial Services INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Main Street, Suite 110
(No. and Street)

North Adams (City) MA (State) 01247 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Lamb (413) 664-4025
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shatswell, MacLeod & Co., P.C.
(Name – *if individual, state last, first, middle name*)

83 Pine Street (Address) West Peabody (City) MA (State) 01960-3635 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard C. Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of True North Financial Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

A True Copy Attest
SUE A. O'NEIL
NOTARY PUBLIC
My commission expires July 1, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
True North Financial Services, Inc. and Subsidiary:

Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the consolidated financial statements and supplemental schedules of True North Financial Services, Inc. and Subsidiary (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and the MSRB, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shatswell, MacLeod & Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 12, 2004

TRUE NORTH FINANCIAL SERVICES, INC.

NORTH ADAMS, MASSACHUSETTS

* * * * * *

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
True North Financial Services, Inc.
North Adams, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated statements of financial condition of True North Financial Services, Inc. and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of True North Financial Services, Inc. and Subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Shatswell, MacLeod & Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 12, 2004

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

	2003	2002
ASSETS		
Due from bank	$ 249,901	$ 186,798
Money market mutual fund	2,807	227,321
Cash and cash equivalents	252,708	414,119
Commissions receivable, net of allowance of $2,200 as of December 31, 2003 and $2,200 as of December 31, 2002	381,448	224,911
Goodwill, net of amortization of $86,758 as of December 31, 2003 and $86,758 as of December 31, 2002	272,242	272,242
Intangible assets, net of amortization of $93,916 as of December 31, 2003 and $40,013 as of December 31, 2002	433,209	287,487
Prepaid taxes	40,422	84,464
Prepaid expenses	78,170	15,140
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $99,687 as of December 31, 2003 and $52,356 as of December 31, 2002	471,010	482,927
Other assets	2,162	11,187
Total assets	$1,931,371	$1,792,477
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued commissions payable	$ 119,310	$ 6,556
Payroll and sales tax payable	21,500	20,519
Deferred tax liabilities	19,339	10,254
Deferred revenue	24,000	
Accounts payable and other accrued expenses	14,611	75,244
Total liabilities	198,760	112,573
Stockholder's equity:		
Common stock, no par value, authorized and issued 300 shares	90,000	90,000
Paid-in capital	1,481,166	1,462,161
Retained earnings	161,445	127,743
Total stockholder's equity	1,732,611	1,679,904
Total liabilities and stockholder's equity	$1,931,371	$1,792,477

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions	$1,903,863	$1,385,045
Dividend income	486	607
Benefits administration income	6,467	9,111
Other income	7,700	
	1,918,516	1,394,763
Expenses:		
Employee compensation and benefits	726,595	700,446
Floor brokerage, exchange, and clearance fees	18,836	19,436
Dues and subscriptions	36,872	25,747
Communications and data processing	27,075	30,340
Commissions	620,513	358,511
Occupancy	88,102	70,082
Equipment	43,901	32,005
Amortization of intangible assets	53,903	15,846
Legal and accounting	41,437	54,780
Advertising	30,616	28,272
Contributions	9,430	16,040
Office supplies	32,122	34,486
Other expenses	100,279	73,010
	1,829,681	1,459,001
Income (loss) before income taxes	88,835	(64,238)
Provision (benefit) for income taxes	55,133	(9,293)
Net income (loss)	$ 33,702	$ (54,945)
Earnings (loss) per share	$ 112.34	$ (183.15)

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2003 and 2002

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2001	$90,000	$ 500,000	$182,688	$ 772,688
Net loss			(54,945)	(54,945)
Additional cash investment from Hoosac Bank		500,000		500,000
Additional capital contributed by Hoosac Bank in the form of fixed assets		462,161		462,161
Balance, December 31, 2002	90,000	1,462,161	127,743	1,679,904
Net income			33,702	33,702
Additional capital contributed by Hoosac Bank in the form of fixed assets		19,005		19,005
Balance, December 31, 2003	$90,000	$1,481,166	$161,445	$1,732,611

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 33,702	$ (54,945)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation of fixed assets and amortization of leasehold improvements	47,331	29,976
Write off of leasehold improvements		4,538
Amortization of intangible assets	53,903	15,846
Deferred tax expense	9,085	30,085
(Increase) decrease in operating assets:		
Other assets	9,025	89
Commissions receivable	(156,537)	13,199
Prepaid taxes	44,042	(70,331)
Prepaid expenses	(63,030)	519
Increase (decrease) in other liabilities:		
Deferred revenue	24,000	
Accounts payable	11,982	(13,073)
Accrued commissions payable	112,754	(20,854)
Accrued expenses	(4,252)	(22,754)
Due to parent	(863)	863
Payroll and sales tax payable	981	6,301
Total adjustments	88,421	(25,596)
Net cash provided by (used in) operating activities	122,123	(80,541)
Cash flows from investing activities:		
Purchases of furniture, equipment, and leasehold improvements	(16,409)	(11,823)
Purchases of intangible assets	(267,125)	(160,000)
Net cash used in investing activities	(283,534)	(171,823)
Cash flows from financing activities:		
Additional investment from Hoosac Bank		500,000
Net cash provided by financing activities		500,000
Increase in cash	(161,411)	247,636
Cash at beginning of period	414,119	166,483
Cash at end of period	$252,708	$414,119
Supplemental cash flows disclosures:		
Income taxes paid	$ 2,006	$ 30,953
Capital contributed by parent company, Hoosac Bank in the form of fixed assets	19,005	462,161

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2003 and 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

True North Financial Services Inc., (Company) is a wholly-owned subsidiary of Hoosac Bank, which is a wholly-owned subsidiary of Mountain One Financial Partners, Inc. which is a wholly-owned subsidiary of Mountain One Financial Partners, MHC. The Company is a Massachusetts corporation.

True North Financial Services, Inc. is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Municipal Securities Rulemaking Board (MSRB) and the National Association of Securities Dealers (NASD). The Company is also an Independent Investment Advisor.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary True North Insurance Agency, Inc. (Insurance Agency) and the Agency's wholly-owned subsidiary True North Benefits Administrators, Inc. (Benefit Administrators). The Company is engaged as a securities broker-dealer and its primary business is comprised of agency transactions, investment advisory and broker or management consultation. The Insurance Agency is engaged primarily as an insurance agent. The Benefit Administrators provides employee benefits administrative services for employees.

ADVERTISING COSTS:

The Company expenses the costs of non-direct response advertising as incurred. Direct-response advertising is capitalized and amortized over its expected period of future benefits. Advertising expense was $30,616 in 2003 and $28,272 in 2002.

COMMISSIONS RECEIVABLE:

Commissions receivable represents the commissions due from investment companies on the sale of investment products, including stocks, bonds, mutual funds, and variable annuities; and from other companies on the sale of life, accident and health and group insurance products. Management establishes an allowance for the variance between commissions recorded at the time of sale and the actual amount expected to be collected. Management has determined that the appropriate allowance as of December 31, 2003 and 2002 is $2,200.

INCOME TAXES:

The Company and its Subsidiary are included in the consolidated federal income tax return filed by Hoosac Financial Services, Inc. Federal income taxes are calculated on the consolidated federal income tax rate, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the consolidated financial statements for the changes in deferred tax liabilities or assets between periods.

DEPRECIATION AND AMORTIZATION OF FIXED ASSETS:

Depreciation is provided on a straight-line basis using estimated useful lives of three to fifteen years for furniture and equipment. Leasehold improvements are amortized over the economic useful life of the improvement or the term of the lease, whichever is shorter. Depreciation and amortization expense for the years ended December 31, 2003 and 2002 was $47,331 and $29,976, respectively.

STATEMENTS OF CASH FLOWS:

For purposes of the consolidated statements of cash flows, the Company has defined cash equivalents as due from bank and a money market mutual fund.

RECENT ACCOUNTING PRONOUNCEMENTS:

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," but retains the basic recognition and measurement model for assets held for use and held for sale. The provisions of SFAS No. 144 were required to be adopted starting with fiscal years beginning after December 15, 2001. This Statement did not have a material impact on the Company's consolidated financial statements.

The Company determined that under the review requirements of SFAS No. 144, its intangible assets were not impaired as of December 31, 2003.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146"). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This Statement did not have any material impact on the Company's consolidated financial statements.

In October 2002, the FASB issued SFAS No. 147 "Acquisitions of Certain Financial Institutions" ("SFAS No. 147"), an Amendment of SFAS Nos. 72 and 144 and FASB Interpretation No. 9. SFAS No. 72 "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and FASB Interpretation No. 9 "Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method" provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS No. 147. In addition, SFAS No. 147 amends SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used.

Paragraph 5 of SFAS No. 147, which relates to the application of the purchase method of accounting, was effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions in paragraph 6 related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets were effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets in paragraphs 8-14 were effective on October 1, 2002, with earlier application permitted. There was no substantial impact on the Company's consolidated financial statements on adoption of this Statement.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 clarifies that a guarantor is required to disclose (a) the nature of the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability; (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee.

The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the initial recognition and initial measurement provisions of FIN 45 effective as of January 1, 2003 and adopted the disclosure requirements effective as of December 31, 2002. The adoption of this interpretation did not have a material effect on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement (a) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (b) clarifies when a derivative contains a financing component, (c) amends the definition of an underlying to conform to language used in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and (d) amends certain other existing pronouncements. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. There was no substantial impact on the Company's consolidated financial statements on adoption of this Statement.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments that were previously classified as equity must be classified as a liability. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement did not have any material effect on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. In December 2003, the FASB revised Interpretation No. 46, also referred to as Interpretation 46 (R) ("FIN 46(R)"). The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that, by requiring a variable interest entity to be consolidated by a company only if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Company is required to apply FIN 46, as revised, to all entities subject to it by the beginning of the first fiscal year or interim period beginning after December 15, 2004. The adoption of this interpretation is not expected to have a material effect on the Company's consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of SFAS No. 87, SFAS No. 88 and SFAS No. 106" ("SFAS No. 132 (revised 2003)"). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement retains the disclosure requirements contained in SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," which it replaces. It requires additional disclosures to those in the original Statement 132 about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. This Statement is effective for financial statements with fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. Adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. The excess amount totals $58,285 at December 31, 2003.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company leased its North Adams, Massachusetts office at 26 Union Street under a seven-year lease which commenced September 1, 1997. The lease was assumed as part of the acquisition of the assets of the former True North Financial Services, Inc. Under the terms of the lease the basic fixed annual rental was $32,940. The Company was responsible for all utilities, repairs and maintenance. The lessor was Wingtip Associates, Inc., which assigned the lease to NAHSB, Inc., a wholly-owned subsidiary of Hoosac Bank. Hoosac Bank forgave the Company's remaining lease obligation effective January 1, 2002. The Company moved to its new location at 85 Main Street under a new lease described below.

In May 2001, the Company entered into a 15 year lease of office space at 85 Main Street, North Adams, Massachusetts commencing January 1, 2002. The lessor is an unrelated third party. The fixed minimum rent for the lease term is $4,100 monthly. The lease provides for renewal options for 3 additional 5 year terms. In addition, the lessee is responsible for a 7% fractional share of increases in certain other expenses over the base year (2001) expenses. The Company relocated to this facility from 26 Union Street, North Adams, upon completion of renovations in May of 2002. Rent expense for the years ended December 31, 2003 and 2002 amounted to $49,200.

The Company leases office space at 296 Main Street, Williamstown, Massachusetts under a five year lease commencing March 1, 1999. The lessor is NAHSB, Inc., a wholly-owned subsidiary of Hoosac Bank. The basic fixed annual rent is $4,320. Rent expense for the years ended December 31, 2003 and 2002 was $4,320 and $4,320, respectively. Occupancy costs are borne by the lessor.

The Company leases office space at 56 Main Street, Orleans, Massachusetts under a 3 year lease commencing May 1, 2003. The lessor is an unrelated third party. The fixed minimum rent for the lease term is $870 monthly. Rent expense for the year ended December 31, 2003 was $6,960.

The Company has operating leases for equipment. Lease expense under these leases for the years ended December 31, 2003 and 2002 was $6,789 and $6,324, respectively. The Company also leases an automobile under a thirty-six month operating lease expiring in March 2005. The monthly lease payment under this lease is $677. Auto lease expense amounted to $8,157 and $8,109 for the years ended December 31, 2003 and 2002, respectively.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2003:

2004	$ 71,025
2005	64,213
2006	54,587
2007	49,200
2008	49,200
Thereafter	393,600
Total minimum lease payments	$681,825

NOTE 5 - EMPLOYEE BENEFITS

Effective January 1, 2001 employees of the Company became eligible to participate in the defined benefit plan and 401(k) plan sponsored by Hoosac Bank.

The Hoosac Bank 401(k) Plan is a multi-employer plan sponsored by the Savings Banks Employees Retirement Association (SBERA). Employees are eligible after reaching age 21 and if credited with one year of service. Eligible employees may defer up to 15% of their salary. The Company does not make matching contributions.

The Hoosac Bank Non-Contributory Defined Benefit Pension Plan is also a multi-employer plan sponsored by SBERA, with the same eligibility requirements as the 401(k) plan. The plan provides a monthly benefit upon retirement based on compensation during the highest paid consecutive three years of employment during the last ten years of credited service. Expense for this plan amounted to $6,750 for the year ended December 31, 2003 and $27,000 for the year ended December 31, 2002.

The Company has entered into an employment agreement with the President of the Company. Under the agreement, the President will be employed for a period of five years from July 15, 1999 at a then minimum salary of $125,000 or such greater rate as the Board of Directors may from time to time determine, unless terminated for "cause" as defined in the agreement.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company had net capital of $140,526, which was $90,526 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 105% as of December 31, 2003.

NOTE 7 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Consolidated federal income taxes are allocated to the Company at the consolidated federal income tax rate. The Company files its own state tax returns. The Company had no tax-related balances due to or from affiliates as of December 31, 2003 and 2002.

The current and deferred portions of the income tax expense (benefit) included in the statements of income as determined in accordance with SFAS No. 109, Accounting for Income Taxes, are as follows for the years ended December 31:

	2003	2002
Current:		
Federal	$13,310	$(45,502)
State	32,738	6,124
Total	46,048	(39,378)
Deferred:		
Federal	6,754	22,368
State	2,331	7,717
	9,085	30,085
Total income tax expense (benefit)	$55,133	$ (9,293)

A reconciliation of the expense (benefit) for income taxes with amounts determined by applying the U.S. statutory income tax rate to income before income taxes is as follows:

	2003	2002
Expected income tax expense (benefit) at U.S. statutory tax rate of 34%	$30,204	$(21,841)
The effect of:		
Nondeductible expenses	2,417	3,310
Increase due to state taxes, net of U.S. federal income tax effects	22,512	9,238
Income tax expense (benefit)	$55,133	$ (9,293)

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2003	2002
Deferred tax assets:		
Goodwill amortization	$ 12,796	$ 16,946
Allowance for bad debts	900	900
Other	795	1,075
Gross deferred tax assets	14,491	18,921
Deferred tax liabilities:		
Depreciation	(33,830)	(29,175)
Gross deferred tax liabilities	(33,830)	(29,175)
Net deferred tax liabilities	$(19,339)	$(10,254)

Deferred tax assets as of December 21, 2003 and 2002 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

NOTE 8 - BASIC EARNINGS PER SHARE

Basic earnings per share was computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

NOTE 9 - NOTE PAYABLE

The subsidiary of the Company has an unsecured line of credit with Hoosac Bank for $25,000. Any outstanding notes are payable on a demand basis with no stated maturity. At December 31, 2003 and 2002 the amounts payable on the line of credit were $0. The line of credit agreement requires payment of interest monthly that floats based on Hoosac Bank's prime rate. The interest expense related to the line of credit for 2003 and 2002 totaled $0.

NOTE 10 - RELATED PARTY TRANSACTIONS

As described in Note 4, rent expense for lease of office space from Hoosac Bank amounted to $4,320 for the years ending December 31, 2003 and 2002.

Included in commission revenue in the years ending December 31, 2003 and 2002 was $48,000 and $107,487, respectively received from Hoosac Bank for investment advisory services. Investment advisory services are performed for Hoosac Bank under a contract signed February 20, 2002 that continues in effect until terminated by either party with 30 days written notice. Under the contract the Company receives $12,000 per quarter as investment advisor to Hoosac Bank plus receives commission income on securities trades made. Hoosac Bank also prepaid $24,000 for investment advisory services through June 2004. This amount is reported as deferred revenue on the balance sheet.

Benefits administration income recorded by Benefit Administrators for the years ended December 31, 2003 and 2002 includes $3,800 and $2,410, respectively, received from Hoosac Bank and $1,694 and $1,365, respectively, received from Coakley, Pierpan, Dolan & Collins Insurance Agency, Inc., a subsidiary of Hoosac Bank and $2,465 received in 2003 from Williamstown Savings Bank, a subsidiary of MountainOne Financial Partners, Inc.

In addition, in 2003 the Company recorded $25,500 in commission income from a third party for a replacement carrier of life insurance policies for Bank Owned Life Insurance at Hoosac Bank.

NOTE 11 - CONSOLIDATED SUBSIDIARY

The following amounts of the Company's wholly-owned subsidiary True North Insurance Agency, Inc. and its wholly-owned subsidiary, Benefit Administrators, are included in the consolidated financial statements presented for 2003 and 2002:

	2003	2002
Total assets	$256,981	$142,007
Stockholder's equity	$105,385	$ 98,963

NOTE 12 - GOODWILL AND INTANGIBLE ASSETS

The Company's assets as of December 31, 2003 and 2002 include goodwill of $272,242 recognized in the acquisition of the Company by Hoosac Bank. This goodwill was amortized through December 31, 2001 over ten years on the straight-line method at the rate of $35,900 per year. Under SFAS No. 142 this amortization was discontinued as of January 1, 2002 but the goodwill is subject to the impairment review requirements of SFAS No. 142. The Company evaluated its goodwill as of December 31, 2003 and 2002 and found no impairment.

A summary of acquired amortized intangible assets is as follows:

	As of December 31, 2003		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Covenants not to compete	$202,000	$60,212	$141,788
Customer lists	325,125	33,704	291,421
Total	$527,125	$93,916	$433,209

	As of December 31, 2002		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Covenants not to compete	$177,000	$35,982	$141,018
Customer lists	150,500	4,031	146,469
Total	$327,500	$40,013	$287,487

Aggregate amortization expense was $53,903 and $15,846 in 2003 and 2002, respectively. Amortization is being calculated on a straight-line basis.

Estimated aggregate amortization expense for each of the five years succeeding 2003 is as follows:

2004	$52,745
2005	52,745
2006	52,745
2007	52,745
2008	46,745

The following intangible assets were included in the above table.

The Company has an intangible asset (a management covenant not to compete) as of December 31, 2003 in the amount of $100,000 that arose from the purchase of the Company by Hoosac Bank. This intangible asset is being amortized to expense over ten years on the straight-line method.

In 2002 the Company made two purchases of intangible assets as follows:

(1) $60,000 for a customer list and associated accounts and a covenant not to compete from an independent contractor who is now working for the Company. (2) $167,500 for a customer list and a covenant not to compete, from an individual now employed by the Company. Of the total purchase price, $67,500 was paid in January of 2003.

The cost of these intangible assets was allocated in proportion to the fair values acquired and is being amortized as follows:

The $60,000 purchase was allocated to a $50,000 customer list being amortized over 10 years and a covenant not to compete for $10,000 being amortized over 67 months.

The $167,500 purchase was allocated to a $100,500 customer list being amortized over 12 years and a covenant not to compete for $67,000 being amortized over 9 years.

In 2003 the Company made two purchases of intangible asset as follows:

(1) $30,000 for a customer list and associated accounts and a covenant not to compete from an independent contractor. (2) $169,625 for a customer list from an individual now employed by the Company.

The cost of these intangible assets was allocated in proportion to the fair values acquired and is being amortized as follows:

The $30,000 purchase was allocated to a $25,000 covenant not to compete being amortized over five years and $5,000 to a customer list being amortized over five years.

The $169,625 purchase was allocated to a customer list and is being amortized over 12 years.

SCHEDULE I

TRUE NORTH FINANCIAL SERVICES, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	As of December 31, 2003	2002
Net Capital		
Total consolidated stockholder's equity	$1,732,611	$1,679,904
Deduct stockholder's equity of Subsidiary	(105,385)	(98,963)
Total stockholder's equity qualified for net capital	1,627,226	1,580,941
Deductions:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	467,659	480,194
Intangible assets	705,451	559,729
Other assets	313,534	231,293
Total deductions	1,486,644	1,271,216
Net capital before haircuts on security position	140,582	309,725
Haircut on money market mutual fund	(56)	(4,546)
Net capital	$ 140,526	$ 305,179
Aggregate indebtedness		
Items included in consolidated statement of financial condition (except for debt of non broker-dealer subsidiary):		
Commissions payable	$ 78,136	$ 248
Accounts payable, accrued expenses and other	68,889	101,079
Total aggregate indebtedness	$ 147,025	$ 101,327
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness):	$ 9,802	$ 6,755
Minimum dollar net capital requirement in accordance with SEC Rule 15c3-1(a)(2)(iv)	$ 50,000	$ 50,000
Net capital requirement, greater of $9,802 or $50,000 in 2003 and greater of $6,755 or $50,000 in 2002	$ 50,000	$ 50,000
Excess net capital	$ 90,526	$ 255,179
Ratio: Aggregate indebtedness to net capital	105%	33%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003 and 2002)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 149,032	$ 315,520
Audit adjustments (net)	(8,506)	(10,341)
Net capital as above	$ 140,526	$ 305,179

The Company is claiming exemption from schedules II (Computation for Determination of Reserve Requirements) and III (Information Relating to Possession or Control Requirements) under Rule 15c3-3 of the SEC. Such exemption claim is made because all customer transactions by True North Financial Services, Inc. are cleared through another broker-dealer on a fully disclosed basis or are done by application directly to a mutual fund or insurance company.